

BRITISH AMERICAN TOBACCO

BAT Industries

GC/KC/ref flies/SEC

FILE No. 82 • 33

28 July 2005

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom

Tel +44 (0)20 7845 1000
Fax +44 (0)20 7240 0555
www.bat.com



Securities & Exchange Commissior
450 5th Street N.W.,
Judiciary Plaza
Washington D.C. 20549
USA





SUPPL

Dear Sirs

File 82-33

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act of 1934 ("the Act") I enclose the interim announcement which was filed with the London Stock Exchange today.

The enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act.

Kindly acknowledge receipt by signing and returning the attached copy of this letter.

Yours faithfully

G C W Cunnington
Assistant Secretary

PROCESSED
AUG 04 2005
THOMSON
FINANCIAL



BRITISH AMERICAN TOBACCO



news release
www.bat.com

INTERIM REPORT TO 30 JUNE 2005 28 July 2005

SUMMARY

SIX MONTHS RESULTS		2005	2004	Change
Profit from operations	- as reported	£1,253m	£1,246m	+1%
	- 'like for like'	£1,211m	£1,124m	+8%
Adjusted diluted earnings per share		41.65p	33.87p	+23%
Interim dividend per share		14.0p	12.7p	+10%

- The reported Group profit from operations was slightly up at £1,253 million. However, profit from operations was 8 per cent higher if exceptional items and the changes in the Group resulting from the merger of the Group's US businesses with R.J. Reynolds and the sale of Etinera, with the resulting change in terms of trade, are excluded. This 'like for like' information provides a better understanding of the subsidiaries' trading results than the small 'headline' increase in profit from operations.

- On a reported basis, Group volumes from subsidiaries were affected by the changes in the Group noted above, resulting in a 3 per cent decrease to 329 billion. Excluding the impact of these transactions, there was good organic volume growth from subsidiaries of 2 per cent. The four global drive brands showed overall growth of 6 per cent on a 'like for like' basis.

- Adjusted diluted earnings per share rose by 23 per cent, benefiting from the improved underlying operating performance, reduced net finance costs, a lower effective tax rate and minority interests, as well as the impact of the Reynolds American transaction and the share buy-back programme. The basic earnings per share were impacted by the same factors, as well as by exceptional items, partly offset by the conversion of the redeemable preference shares, and increased to 44.48p (2004: 33.98p).

- The Board has declared an interim dividend of 14.0p to be paid on 14 September 2005, which represents a 10 per cent increase on last year.

- The Chairman, Jan du Plessis, commented "Overall, we have had an exceptional half year, although I feel obliged to remind shareholders that the comparisons with 2004 will inevitably become more demanding, in the light of the one-off tax benefits that occurred in the second half of last year. There are also considerable uncertainties associated with forecasting finance costs under IFRS.

  However, in a challenging environment for global consumer goods companies, we are demonstrating our ability to achieve organic volume growth. The encouraging profit growth in four of our five regions, the continuing benefit arising from the Reynolds American transaction and the real momentum behind our global drive brands all point to a highly satisfactory year."

ENQUIRIES:

INVESTOR RELATIONS: PRESS OFFICE:

Ralph Edmondson/ 020 7845 1180 David Betteridge/Teresa La Thangue/ 020 7845 2888

BRITISH AMERICAN TOBACCO p.l.c.

INTERIM REPORT TO 30 JUNE 2005

INDEX

	PAGE
Chairman's comments	2
Business review	5
Independent review report to British American Tobacco p.l.c.	11
Group income statement	13
Statement of changes in total equity	14
Group balance sheet	15
Group cash flow statement	17
Segmental analyses of revenue and profit	18
Accounting policies and basis of preparation	20
Convertible redeemable preference shares	23
Foreign currencies	23
Changes in the Group	24
Restructuring costs	25
Investment costs written off	25
Gains on disposal of subsidiaries, non-current investments and brands	26
Net finance costs	26
Associates	27
Taxation	28
Earnings per share	28
Cash flow	30
Dividends	31
Shareholders' funds	32
Contingent liabilities	32
Share buy-back programme	33

British American Tobacco has achieved good underlying growth in profit and exceptional growth in adjusted diluted earnings per share during the first half of 2005. On a 'like for like' basis, profit from operations in subsidiary companies grew by 8 per cent.

As was the case in the first quarter, the changes in presentation as a result of moving to International Financial Reporting Standards (IFRS) are further complicated by the significant transactions that took place last year. The comparison of the Group's results with those for the previous half year has been distorted by the merger of our US businesses with R.J. Reynolds, the sale of Etinera, together with the resulting changes in terms of trade in Italy, restructuring charges and the profit arising from a disposal of brands.

The £42 million restructuring charge principally relates to the recently announced factory rationalisation proposals in the UK, while the £68 million profit from the disposal of brands arises from a sale of some trademarks to Gallaher.

The adjustments made by removing the above distortions provide 'like for like' information and therefore give a clearer picture of the subsidiaries' results than the small 'headline' growth in profit from operations.

Although reported volumes for the Group's subsidiaries were down 3 per cent to 329 billion, the results are significantly better, with good organic volume growth of 2 per cent, if adjusted for the transactions referred to earlier. Growth from the best performing markets, such as Turkey, Russia, Pakistan, Iran, Romania and Bangladesh, more than made up for the declines in Italy, Vietnam and South Korea.

The Group's global drive brands, Dunhill, Kent, Lucky Strike and Pall Mall, showed improved overall momentum, increasing by 6 per cent on a 'like for like' basis. There were strong performances in Russia, Romania, France and Germany. Kent and Pall Mall continued to achieve outstanding results, while Lucky Strike resumed growth. Dunhill's volumes were lower as a result of market declines in South Korea and Malaysia.

Profit from four of the Group's five regions was well ahead, growing by 14 per cent on a 'like for like' basis compared to the first half of 2004, with strong growth in Russia, Germany, France, Australasia, Brazil, Mexico and South Africa. However, in the America-Pacific region, conditions in Canada and Japan remain very difficult, although Canada's second quarter performance is encouraging and market share in Japan is slightly up.

The combined volumes from the Group's associated companies, Reynolds American, ITC and STK, amounted to 113 billion, an excellent performance. Our share of their post tax results, which has to be included at the pre-tax level under IFRS, was £196 million, of which £114 million relates to Reynolds American. Reynolds American continues to benefit from merger related synergies and other cost reductions.

Adjusted diluted earnings per share rose to 41.65p, an increase of 23 per cent. In addition to the improved underlying operating performance, the Group's growth in earnings was driven by reduced net finance costs, mainly as a result of the impact of IFRS, a lower effective tax rate, lower minority interests, the Reynolds American transaction and the share buy-back programme.

During the first half of the year, some 25 million shares were bought back at a cost of around £260 million and at an average price of £10.40 per share. The programme will restart following the publication of these results.

The Board has declared an interim dividend of 14p per share, in line with its policy, announced in February 2005, that the interim dividend should represent one-third of the previous year's total dividend, unless there are any special factors to be taken into account. The dividend will be paid on 14 September to shareholders on the Register at 5 August 2005.

The results demonstrate that we are making good progress with the growth element of our strategy. There have also been some important developments in terms of improving our productivity and demonstrating that we are managing our business in a responsible manner.

In July, our operating companies in the UK and Ireland announced the start of a consultation process about proposals to cease manufacturing and transfer production elsewhere. We appreciate that this is a difficult step but the companies are committed to doing all they can to mitigate the impact of job losses. It is, sadly, an inescapable fact that costs in Western Europe are much higher than elsewhere in the world, as illustrated by the potential savings of around £40 million per year.

In terms of our focus on managing our business responsibly, the clear highlight has been the launch of a less harmful form of tobacco, Swedish-style snus, in two test markets, Sweden and South Africa. Snus is not smoked but comes in tiny sachets of moist tobacco that are placed under the upper lip. The move is part of our continuing commitment to harm reduction and the early signs from the test markets are encouraging, particularly in South Africa, where snus is a virtually unknown product.

We have also recently published our fourth Social Report on our website, www.bat.com, rather than distributing it as a printed document to all shareholders, although we are sending shareholders a booklet providing a sample of the information in the full report.

Overall, we have had an exceptional half year, although I feel obliged to remind shareholders that the comparisons with 2004 will inevitably become more demanding, in the light of the one-off tax benefits that occurred in the second half of last year. There are also considerable uncertainties associated with forecasting finance costs under IFRS.

However, in a challenging environment for global consumer goods companies, we are demonstrating our ability to achieve organic volume growth. The encouraging profit growth in four of our five regions, the continuing benefit arising from the Reynolds American transaction and the real momentum behind our global drive brands all point to a highly satisfactory year.

Jan du Plessis
28 July 2005

The reported Group profit from operations was slightly up at £1,253 million. However, profit would have increased by 8 per cent, or 7 per cent at constant rates of exchange, if exceptional items and the changes in the Group resulting from the merger of the Group's US businesses with R.J. Reynolds and the sale of Etinera, together with the resulting changes in terms of trade in Italy, are excluded. This 'like for like' information provides a better understanding of the subsidiaries trading results, with a strong profit performance reflecting higher profit in all regions, except America-Pacific.

On a reported basis, Group volumes from subsidiaries were affected by the transactions noted above, resulting in a 3 per cent decrease to 329 billion. Excluding the impact of these transactions, there was good organic volume growth from subsidiaries, with many markets contributing to the growth of 2 per cent. As noted in the 2004 Report & Accounts, Group volumes now include make-your-own cigarette 'stix'.

The four global drive brands performed well and showed overall growth of 6 per cent on a 'like for like' basis.

Kent grew by 16 per cent with outstanding performances in Russia and Romania. A decline of 10 per cent in Dunhill volumes was mainly attributable to the substantially reduced industry volumes in South Korea, with reductions in Malaysia and South Africa offset by impressive growth in Taiwan and good increases in the duty-free business.

Lucky Strike resumed its growth, improving by 1 per cent despite industry led volume declines in its key markets of Germany, Japan and Spain. These declines were more than offset by strong performances in France and many of Lucky Strike's smaller markets. Pall Mall showed exceptional growth of 18 per cent on a 'like for like' basis, as it excelled in all its key markets.

In **Europe**, profit, excluding restructuring costs and the gain on disposal of brands, increased by £38 million to £379 million, with strong growth from Russia, Germany, France and Romania. The integration of the Smoking Tobacco and Cigars business into the respective markets, together with other cost savings across the region, also contributed to the positive result. Although regional volumes were up 1 per cent at 118 billion, they were 1 per cent lower on a 'like for like' basis as strong growth in Russia and increases in France and Poland were offset by declines in Italy and Germany.

In Italy, the virtual ban on indoor public smoking effective from the beginning of this year resulted in a total market decline, leading to lower profit and volumes. Pall Mall has continued to grow market share over the last three quarters with MS market share stable over the same period. Profit was affected by a net £4 million reduction as a result of the sale of Etinera at the end of 2004 partly offset by the consequent change in the terms of trade (see page 24).

The excellent profit increase in Germany was achieved through price increases and cost reductions. Cigarette market share grew in a declining market through Lucky Strike and Pall Mall, while other tobacco products continued to perform strongly. Market share and volumes in France were slightly up, driven by Lucky Strike and Dunhill, while profit benefited from lower costs.

Russia continued its excellent performance as volume grew strongly, driven mainly by the premium brands Kent and Vogue, resulting in an increased market share. The better product mix and strong volume growth led to a significantly higher profit. In Romania, profit was well ahead due to an improved product mix and the higher margins of the drive brands Kent and Pall Mall.

In Switzerland, volume and profit were affected by an excise increase in December, but Parisienne continued its share growth with Lucky Strike and Pall Mall stable, although overall market share was down. In the Netherlands and Belgium, the integration of the Smoking Tobacco and Cigars business, as well as other cost savings, contributed to improved profit although volumes were lower. In Poland, volumes grew in an increased market with higher market share from Viceroy. This led to a good profit growth. In Ukraine, although volumes were slightly down, profit grew, driven by product mix improvement through Kent and Pall Mall. In Hungary, despite higher market share, a continuing decline in the size of the market and consumer down-trading adversely affected volumes and profits.

In **Asia-Pacific**, regional profit rose by £20 million to £259 million. There were good performances in Australasia and Pakistan, a benefit from the timing of an excise payment in South Korea and good performances in a number of other markets. This more than covered the lower profits in Malaysia and Bangladesh. Regional volumes at 68 billion were 4 per cent higher as strong increases in Pakistan and Bangladesh were partially offset by volume declines in South Korea.

Australia continued its profit growth despite a small decline in volumes, with higher margins and overall market share up due to strong performances from Dunhill and Winfield. In New Zealand, higher margins led to increased profit, while volumes were stable.

Following the severe excise increase last September, profit in Malaysia was markedly lower as a result of declining volumes, price competition, an adverse product mix, higher marketing investment and the incremental costs of complying with new regulations. Pall Mall increased market share, but reductions in Dunhill and non-drive brands led to a small overall decline in share. In Vietnam, market share rose but lower industry volumes led to a decline in profit.

Due to the timing of excise payments, South Korea delivered strong profit growth. Although volumes were lower in a substantially reduced total market, there was strong market share growth driven by Dunhill.

In Pakistan, excellent volume growth by Gold Flake and John Player Gold Leaf resulted in much higher profit and market share. Volumes increased in Bangladesh but profit was lower as consumers continued to down-trade.

In **Latin America**, profit at £239 million increased by £37 million, as good performances were delivered in Brazil, Mexico, Venezuela and Peru. Volume at 73 billion increased slightly as the impact of recent price increases in Mexico and Argentina was offset by volume growth in other markets.

In Brazil, profit was higher with price increases and an improved product mix, assisted by a stronger local currency. Volumes also increased as a result of major anti-illicit trade operations, involving various Government bodies, although local low price manufacturers benefited the most.

Good profit growth in Mexico was the result of price increases and product mix, partly reduced by lower volumes as the total market declined and market share fell in the low-priced segment. In Argentina, profit rose due to price increases, partly offset by lower volumes. Volumes were affected by higher prices which benefited the local ultra low price manufacturers and also encouraged the growth of illicit trade.

In Chile, a good profit increase resulted from higher volumes, as Belmont significantly improved its market share, and improved margins. Excellent profit growth in Venezuela was achieved through strong volume growth, leading to an increased market share, and higher margins. In Peru, profits increased due to a better mix and lower expenses, with volumes also up. A strong profit performance in the Central America and Caribbean area was driven by higher volumes.

Profit in the **Africa and Middle East** region grew by £33 million to £200 million with good performances especially from South Africa. Volumes grew by 12 per cent to 50 billion as a result of the strong growth in Turkey and the markets in the Middle East.

In South Africa, profit grew strongly, benefiting from improved pricing, a better product mix as Peter Stuyvesant continued its growth and the stronger rand, partly offset by slightly lower volumes as the total market declined. The good market share growth in Nigeria continued, driven by Benson & Hedges, while profit was in line with last year as the overall market decline resulted in lower volumes.

Volume gains in Iran, following the continued growth of Kent and Montana, together with stable volumes in Iraq, with the growth of Viceroy, resulted in higher profit in both markets. In Egypt, good volume growth from Rothmans and the strong performance of Viceroy after its launch last year, led to a good profit increase. In the Arabian Gulf markets, there were increased volumes but higher brand investment affected profit.

The impressive volume growth in Turkey continued. Pall Mall was significantly up and Viceroy increased market share by more than 7 percentage points, leading to a reduction in the level of losses incurred in this market.

On a comparable basis, the **America-Pacific** regional profit was £31 million lower at £206 million, and volume was 4 per cent lower, as profit was down in both Canada and Japan and volumes also fell in Canada. As the comparative period included the US tobacco business now merged with R.J. Reynolds and included in associates (see page 24), reported regional volumes were down by 49 per cent to 21 billion and reported profit was £174 million lower.

The profit contribution from Canada was down £19 million to £150 million as lower operating costs were more than offset by a decline in volumes and an adverse sales mix. This was driven by the continued decline of the premium segment, down to 60 per cent of the total market, and consequent growth of the low-price segment, which increased from 28 per cent to 40 per cent of the market. Imperial Tobacco's share of the low-price segment grew from 30 to 39 per cent, giving an overall market share of 57 per cent, down 4 percentage points.

In Japan, market share was up as volumes were maintained in a declining total market, with Kool's share higher and Kent stable. Profit was adversely affected by the impact of exchange and the non-recurrence of a benefit from a business reorganisation included in prior periods. However, this was partly offset by a favourable product mix, lower overheads and lower marketing investment.

Unallocated costs, which are net corporate costs not directly attributable to individual segments, were up £14 million at £56 million, mainly due to exchange gains in the 2004 comparative period.

The above regional profits were achieved before accounting for **restructuring costs and the gain on disposal of brands** (see pages 25 and 26).

Results of associates
The Group's share of the post tax results of associates increased by £144 million to £196 million, reflecting the inclusion of £114 million for Reynolds American following the transaction described on page 24. On a pro-forma US GAAP basis, as if the combination with Brown & Williamson had been completed as of 1 January 2004, Reynolds American reported that first half 2005 operating profit increased 35 per cent and net income rose 43 per cent. This was due primarily to improved pricing, merger related synergies and other cost reductions, a benefit related to the MSA Phase II growers' trust and a lower effective tax rate. These factors were partially offset by lower volume, merger related costs and charges related to the sale of the R.J. Reynolds packaging business.

The Group's associated company in India, ITC, continued its strong volume growth, leading to an increased contribution which was also boosted by one-off items (see page 27).

Cash flow
The Group's net cash flow from operating activities at £880 million was £71 million lower. The comparison of cash generated from operations and dividends received from associates is affected by the transactions described on page 24, as well as the timing of cash flows and run-off of restructuring provisions.

Net cash inflows from investing activities were £40 million compared to an outflow of £43 million in the comparative half year, despite a higher level of capital expenditure and relatively flat interest received. This change was due mainly to the disposal of intangibles during the first half of 2005.

Net cash outflows from financing activities were £890 million, down £523 million on the first half of 2004, as in 2005 the proceeds from new borrowings exceeded repayments by £308 million while in 2004 repayments exceeded proceeds by £246 million. The other principal outflows were £617 million for dividends to Group shareholders (2004: £585 million), £264 million for the share buy-back programme (2004: £280 million) and £172 million of interest paid (2004: £197 million).

The above flows resulted in a net increase of cash and cash equivalents of £30 million compared to a net decrease of £505 million in the first half of 2004.

These cash flows, after an exchange benefit of £27 million, resulted in cash and cash equivalents, net of overdrafts, increasing by £57 million in the half year to £1,787 million.

Borrowings, excluding overdrafts, at £7,494 million were £427 million higher than at 31 December 2004, principally reflecting incremental net debt of £308 million and an £188 million adjustment from the adoption of IAS39 at 1 January 2005 (see page 21), partly offset by a favourable exchange impact of £113 million. The net asset in respect of derivative financial instruments related to borrowings, including external derivatives taken out in respect of inter company trading, decreased by £2 million to £80 million at 30 June 2005, after taking into account an increase of £71 million arising on the adoption of IAS39.

Current available-for-sale investments at 30 June 2005 were £109 million (31 December 2004: £86 million). Current loans and receivables were £32 million (31 December 2004: £49 million).

Cigarette volumes of subsidiaries

3 months to			6 months to		Year to
30.6.05	30.6.04 Restated		30.6.05	30.6.04 Restated	31.12.04 Restated
bns	bns		bns	bns	bns
61.6	61.5	Europe	118.3	117.1	240.2
36.1	33.9	Asia-Pacific	67.8	65.4	131.7
36.4	35.6	Latin America	72.7	72.2	147.6
24.6	23.1	Africa and Middle East	49.6	44.4	97.6
11.4	21.8	America-Pacific	21.0	41.4	68.4
170.1	175.9		329.4	340.5	685.5

The above segmental analyses has been restated for the change in regional structure as described on page 19.

In addition, associates' volumes for the six months were 113.1 billion (2004: 56.4 billion) and, with the inclusion of these, total Group volumes would be 442.5 billion (2004: 396.9 billion).

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2005, which comprises the Group income statement, the statement of changes in total equity, the Group balance sheet, the Group cash flow statement, the segmental analyses of revenue and profit for the six months, the accounting policies and basis of preparation and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority.

As disclosed on page 81 of the Report and Accounts for the year ended 31 December 2004, the next annual financial statements of the Group will be prepared in accordance with accounting standards adopted for use in the European Union. This interim financial information has been prepared in accordance with the basis set out on pages 81 to 84 of the Report and Accounts for the year ended 31 December 2004.

The accounting policies are consistent with those that the Directors intend to use in the next annual financial statements. As explained in the 'Accounting policies and basis of preparation' there is, however, a possibility that the Directors may determine that some changes are necessary when preparing the full annual financial statements for the first time in accordance with accounting standards adopted for use in the European Union. The IFRS standards and IFRIC interpretations that will be applicable and adopted for use in the European Union at 31 December 2005 are not known with certainty at the time of preparing the interim financial information.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions.

It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2005.

PricewaterhouseCoopers LLP
Chartered Accountants
1 Embankment Place
London
WC2N 6RH
28 July 2005

3 months to 30.6.05 £m	3 months to 30.6.04 £m		6 months to 30.6.05 £m	6 months to 30.6.04 £m	Year to 31.12.04 £m
2,292	2,904	**Revenue**	4,399	5,539	10,768
(640)	(709)	Raw materials and consumables used	(1,253)	(1,332)	(2,670)
	(241)	Purchase of finished goods by distribution business		(523)	(1,086)
41	12	Changes in inventories of finished goods and work in progress	12	59	4
(342)	(434)	Employee benefit costs	(647)	(823)	(1,686)
(115)	(85)	Depreciation and amortisation costs	(189)	(165)	(375)
87	36	Other operating income	111	79	1,595
(652)	(841)	Other operating expenses	(1,180)	(1,588)	(2,790)
671	642	**Profit from operations**	1,253	1,246	3,760
		after:			
(42)	(36)	Restructuring costs	(42)	(41)	(206)
		Investment costs written off			(50)
68		Gains on disposal of subsidiaries, non-current investments and brands	68		1,427
(50)	(85)	Net finance costs	(96)	(139)	(254)
108	27	Share of post tax results of associates	196	52	126
		after:			
		Restructuring costs			(63)
26		Exceptional tax credits and impairments	26		
729	584	**Profit before taxation**	1,353	1,159	3,632
(187)	(188)	Taxation	(353)	(385)	(673)
542	396	**Profit for the period**	1,000	774	2,959
		Attributable to:			
510	360	**Shareholders' equity**	938	704	2,829
32	36	**Minority interests**	62	70	130
		Earnings per share			
24.22p	17.33p	Basic	44.48p	33.98p	135.11p
24.04p	16.72p	Diluted	44.14p	32.49p	131.22p

See notes on pages 20 to 33.

STATEMENT OF CHANGES IN TOTAL EQUITY - unaudited

	6 months to 30.6.05 £m	6 months to 30.6.04 £m	Year to 31.12.04 £m
Differences on exchange	70	(118)	40
Cash flow hedges	24		
Net investment hedges	(13)		
Net gains/(losses) recognised directly in equity	81	(118)	40
Profit for the period *page 13*	1,000	774	2,959
Total recognised income for the period	1,081	656	2,999
- shareholders' equity	996	601	2,879
- minority interests	85	55	120
Employee share options			
- value of employee services	19	17	32
- proceeds from shares issued	23	19	36
Dividends and other appropriations			
- ordinary shares	(617)	(552)	(823)
- convertible redeemable preference shares		(33)	(33)
- amortisation of discount on preference shares		(8)	(8)
- to minority shareholders	(60)	(60)	(145)
Purchase of own shares			
- held in Employee Share Ownership Trusts	(47)	(68)	(76)
- share buy-back programme	(264)	(280)	(492)
Other movements	11	5	8
	146	(304)	1,498
Balance 1 January	6,117	4,619	4,619
Change in accounting policy *page 20*	(42)		
Balance at period end	6,221	4,315	6,117

See notes on pages 20 to 33.

GROUP BALANCE SHEET - unaudited

	30.6.05 £m	30.6.04 £m	31.12.04 £m
Assets			
Intangible assets	7,612	7,893	7,700
Property, plant and equipment	2,167	2,331	2,162
Investments in associates and joint ventures	1,965	368	1,717
Retirement benefit assets	26	22	16
Deferred tax assets	233	464	246
Available-for-sale investments	28	35	14
Trade and other receivables	157	183	188
Derivative financial instruments	150	90	134
Total non-current assets	12,338	11,386	12,177
Inventories	2,331	2,598	2,143
Income tax receivable	32	34	51
Trade and other receivables	1,440	1,729	1,422
Available-for-sale investments	109	91	86
Derivative financial instruments	86	8	45
Cash and cash equivalents	1,860	1,574	1,851
Total current assets	5,858	6,034	5,598
Total assets	18,196	17,420	17,775

See notes on pages 20 to 33.

GROUP BALANCE SHEET - unaudited

	30.6.05 £m	30.6.04 £m	31.12.04 £m
Capital and reserves			
Shareholders' funds	5,996	4,093	5,919
after deducting cost of own shares held in Employee Share Ownership Trusts	(193)	(213)	(190)
Minority interest	225	222	198
Total equity	6,221	4,315	6,117
Liabilities			
Borrowings	5,728	6,344	6,049
Retirement benefit liabilities	516	914	548
Deferred tax liabilities	236	219	233
Other provisions for liabilities and charges	121	217	143
Trade and other payables	162	222	144
Derivative financial instruments	65	39	41
Total non-current liabilities	6,828	7,955	7,158
Borrowings	1,838	759	1,139
Income tax payable	318	414	352
Other provisions for liabilities and charges	248	232	298
Trade and other payables	2,642	3,740	2,682
Derivative financial instruments	101	5	29
Total current liabilities	5,147	5,150	4,500
Total equity and liabilities	18,196	17,420	17,775

See notes on pages 20 to 33.

GROUP CASH FLOW STATEMENT - unaudited

	30.6.05 £m	30.6.04 £m	31.12.04 £m
Cash generated from operations	1,190	1,346	2,602
Dividends received from associates	63		81
Taxation	(373)	(395)	(703)
Net cash from operating activities	880	951	1,980
Interest and dividends received	67	63	106
Purchase of property, plant and equipment	(122)	(103)	(315)
Proceeds on disposal of property, plant and equipment	5	7	27
Purchases and sales of intangible assets	70	(3)	(18)
Purchases and sales of investments	9	(4)	80
Purchases and sales of subsidiaries	11	(3)	203
Reynolds American transaction			(112)
Net cash from investing activities	40	(43)	(29)
Interest paid	(172)	(197)	(351)
Payment of finance lease obligations	(14)	(14)	(29)
Proceeds from issue of shares and exercise of options	23	19	36
Proceeds from increases in and new borrowings	590	845	902
Movements relating to derivative financial instruments	(28)	16	76
Purchases of own shares	(311)	(348)	(568)
Reductions in and repayments of borrowings	(282)	(1,091)	(1,280)
Dividends paid	(696)	(643)	(979)
Net cash from financing activities	(890)	(1,413)	(2,193)
Net cash from operating, investing and financing activities	30	(505)	(242)
Differences on exchange	27	(72)	(87)
Increase/(decrease) in net cash and cash equivalents in the period	57	(577)	(329)
Net cash and cash equivalents at 1 January	1,730	2,059	2,059
Net cash and cash equivalents at period end	1,787	1,482	1,730

See notes on pages 20 to 33.

SEGMENTAL ANALYSES OF REVENUE AND PROFIT FOR THE SIX MONTHS - unaudited

Revenue	30.6.05 External £m	30.6.05 Inter Segment £m	30.6.05 Revenue £m	30.6.04 External £m	30.6.04 Inter Segment £m	30.6.04 Revenue £m
Europe	1,687	271	1,958	2,119	315	2,434
Asia-Pacific	776	9	785	745		745
Latin America	694	1	695	588	5	593
Africa and Middle East	448	7	455	387	7	394
America-Pacific	506		506	1,351	22	1,373
Revenue	4,111	288	4,399	5,190	349	5,539

The analysis for revenue is based on location of manufacture and figures based on location of sales would be as follows:

	30.6.05	30.6.04
Europe	1,704	2,154
Asia-Pacific	826	812
Latin America	701	594
Africa and Middle East	660	615
America-Pacific	508	1,364
	4,399	5,539

Profit from operations

	30.6.05 Segment result £m	30.6.05 Adjusted Segment result* £m	30.6.04 Segment result £m	30.6.04 Adjusted Segment result* £m
Europe	408	379	304	341
Asia-Pacific	259	259	239	239
Latin America	238	239	202	202
Africa and Middle East	200	200	167	167
America-Pacific	204	206	376	380
	1,309	1,283	1,288	1,329
Unallocated costs	(56)	(56)	(42)	(42)
	1,253	1,227	1,246	1,287

*Excluding disposal of brands and restructuring costs

With effect from 1 January 2005, the Group has changed its regional structure, with South Korea included in Asia-Pacific rather than the America-Pacific region. The 2004 analyses on page 18 reflect this change as do the IFRS analyses for the year ended 31 December 2004 below:

Revenue	Location of manufacture			Location of sales
	External	Inter Segment	Revenue	Revenue
	£m	£m	£m	£m
Europe	4,410	637	5,047	4,452
Asia-Pacific	1,489	1	1,490	1,629
Latin America	1,260	9	1,269	1,273
Africa and Middle East	853	2	855	1,339
America-Pacific	2,072	35	2,107	2,075
	10,084	684	10,768	10,768

Profit from operations	Segment result	Adjusted Segment result*
	£m	£m
Europe	591	750
Asia-Pacific	467	495
Latin America	438	448
Africa and Middle East	357	360
America-Pacific	2,010	639
	3,863	2,692
Unallocated costs	(103)	(103)
	3,760	2,589

* Excluding restructuring costs, investment costs written off and gains on disposal of subsidiaries and non-current investments.

The segmental analysis of the **Group's share of post tax results of associates** is as follows:

	30.6.05	30.6.04	31.12.04
	£m	£m	£m
Europe	16	19	38
Asia-Pacific	65	32	67
Africa and Middle East	1	1	1
America-Pacific	114		20
	196	52	126

The financial information comprises the unaudited results for the six months to 30 June 2005 and 30 June 2004, together with the unaudited results for the twelve months ended 31 December 2004.

Prior to 2005, the Group prepared its audited annual financial statements and unaudited quarterly results under UK Generally Accepted Accounting Principles (UK GAAP). The audited UK GAAP annual financial statements for 2004, which represent the statutory accounts for that year, and on which the auditors gave an unqualified opinion, have been filed with the Registrar of Companies. From 1 January 2005, the Group is required to prepare its annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and implemented in the UK. As the annual 2005 financial statements will include comparatives for 2004, the Group's date of transition to IFRS under IFRS1 (First time adoption of IFRS) is 1 January 2004 and the 2004 comparatives will be restated to IFRS. However, in preparing the comparative figures for 2004, the Group has chosen to utilise the IFRS1 exemption from the requirement to restate comparative information for IAS32 and IAS39 on financial instruments.

To explain how the Group's reported performance and financial position are affected by this change, the Report and Accounts for the year ended 31 December 2004 set out on pages 75 to 84 a comparison of key figures under UK GAAP for 2004, with unaudited restated IFRS results and an explanation of the principal differences between UK GAAP and IFRS, together with the accounting policies which are to be used under IFRS.

These unaudited Group results for the six months to 30 June 2005 have been prepared on a basis consistent with the IFRS accounting policies as set out on pages 81 to 84 of the Report and Accounts for the year ended 31 December 2004. These interim financial statements have been prepared under the historical cost convention, except in respect of certain financial instruments.

As noted above IAS32 and IAS39 on financial instruments are being applied from 1 January 2005 and the changes to the balance sheet as at 1 January 2005 principally reflect:

(a) The measurement of available-for-sale investments at fair value.
(b) The reclassification of interest accruals to form part of the carrying value of the related asset or liability.
(c) The measurement of all derivative financial instruments at fair value.
(d) Derecognition of deferred losses on derivatives.

At 1 January 2005, these changes resulted in increases in total assets of £71 million (derivatives £113 million, trade and other receivables £(71) million, available-for-sale investments £16 million, deferred tax £10 million and cash and cash equivalents £3 million) and total liabilities of £113 million (borrowings £188 million, trade and other payables £(170) million, derivatives £92 million and deferred tax £3 million). The increase in borrowings reflects the inclusion of interest accruals, previously shown as creditors under UK GAAP, and adjustments to the carrying value of borrowings where there is a fair value hedge.

Consequently, total equity on 1 January 2005 was £42 million lower, comprising £58 million for recognition of derivative financial instruments and derecognition of deferred losses on derivatives less £16 million in respect of revaluing available-for-sale investments. The £58 million change is reflected in equity through a £44 million reduction in the profit and loss reserves and a cash flow hedging reserve of £26 million, partly offset by a £12 million increase in currency translation reserves. The impact on the results for the first six months of 2005 is set out in net finance costs on page 26. The Group has adopted the amendment to IAS39 on cash flow hedge accounting of forecast intra group transactions from 1 January 2005, as endorsement by the European Union is expected later this year.

The effect of the change to IFRS on the balance sheet as at 30 June 2004 is as follows:

	Assets £m	Liabilities £m	Minorities £m	Shareholders' funds £m
UK GAAP	17,477	13,126	213	4,138
Post retirement benefits	(382)	101		(483)
Deferred taxation		58		(58)
Dividends		(271)		271
Share schemes		9		(9)
Goodwill	243			243
Other	82	82	9	(9)
IFRS	17,420	13,105	222	4,093

The effect of the change to IFRS on the profit for the three months and six months to 30 June 2004 is as follows:

	3 months to 30.6.04 £m	6 months to 30.6.04 £m
UK GAAP	289	537
Post retirement benefits	2	10
Deferred taxation		(3)
Share schemes	1	(1)
Goodwill	117	235
Other	(13)	(4)
IFRS	396	774

The basis for the adjustments above, together with the implications for the balance sheets as at 1 January 2004 and 31 December 2004 and the profit for the year ended 31 December 2004, are as explained on pages 75 to 79 of the Report and Accounts for the year ended 31 December 2004. The 'other' adjustments to the balance sheet above mainly reflect the separate disclosure of the book value of derivatives in respect of borrowings as described on page 76 of the Report and Accounts. The 'other' adjustments to the profit for the three and six months to 30 June 2004 include the impact of not restating previously reported quarterly figures for subsequent exchange rate changes as described on page 24.

Under UK GAAP, operating profit, net finance costs, taxation and minority interests included the Group's share of the associates' results, whereas the income statement under IFRS only includes the Group's share of the post tax and minority results of the associates as one line before the Group's pre-tax profit.

IFRS requires a different format for the cash flow statements but the main change is that the statement explains the change in cash and cash equivalents, rather than just cash as under UK GAAP. Cash and cash equivalents under IFRS comprise not only cash but also short term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk in changes in value. These investments comprise most of the amounts previously disclosed as short term deposits under UK GAAP, together with some current investments. As with cash under UK GAAP, the IFRS cash flow statement deals with cash and cash equivalents net of overdrafts.

These results are based on the IFRS expected to be applicable as at 31 December 2005 and the interpretation of those standards. IFRS are subject to possible amendment by and interpretative guidance from the International Accounting Standards Board, as well as the ongoing review and endorsement by the EU, and are therefore still subject to change. These figures may therefore require amendment, to change the basis of accounting and/or presentation of certain financial information, before their inclusion in the IFRS financial statements for the year to 31 December 2005, when the Group prepares its first complete set of IFRS financial statements.

CONVERTIBLE REDEEMABLE PREFERENCE SHARES

On 7 June 1999, the Company issued 241,734,651 convertible redeemable preference shares (CRPS) of 25p each to R&R Holdings SA as part consideration for the acquisition of the issued share capital of Rothmans International B.V. Subsequently, in accordance with the terms of the CRPS, 50 per cent of the CRPS was redeemed for cash on 7 June 2000 and the remaining 50 per cent was converted into the same number of ordinary shares on 3 June 2004.

The amortisation of discount on preference shares referred to on page 14 reflects the difference between the share price at the date of the Rothmans transaction and the redemption price, which was being amortised over the period to the redemption date.

FOREIGN CURRENCIES

The results of overseas subsidiaries and associated companies have been translated to sterling as follows:

The income and cash flow statements have been translated at the average rates for the respective periods. Assets and liabilities have been translated at the relevant period end rates. For high inflation countries, the local currency results are adjusted for the impact of inflation prior to translation to sterling at closing exchange rates.

The principal exchange rates used were as follows:

	Average			Closing		
	30.6.05	30.6.04	31.12.04	30.6.05	30.6.04	31.12.04
US dollar	1.873	1.822	1.830	1.793	1.814	1.920
Canadian dollar	2.314	2.439	2.384	2.195	2.431	2.300
Euro	1.458	1.485	1.475	1.481	1.491	1.413
South African rand	11.633	12.169	11.821	11.962	11.266	10.816

Under UK GAAP previously reported quarterly figures were restated to the average rates for the year to date. Under IFRS, each quarter is not restated for subsequent movements in foreign exchange during the year and so the figures remain translated to sterling at the average rates for the relevant periods. The comparative 2004 figures in these results reflect this change, as well as the other adjustments to IFRS.

CHANGES IN THE GROUP

On 23 December 2003, the Group completed the acquisition of Ente Tabacchi Italiani S.p.A. (ETI), Italy's state tobacco company. On 29 December 2004 the Group sold Etinera S.p.A., the distribution business of the Italian subsidiary, for €590 million. After allocating the relevant portion of the goodwill on the ETI acquisition to Etinera there was no gain on the disposal. It is estimated that Etinera contributed £551 million of revenue and £20 million of operating profit to the Group results for the six months to 30 June 2004.

In the first half of 2005, following the sale of Etinera, volumes and profits in Italy benefited by 2 billion and £16 million respectively from a change in the terms of trade with Etinera, but around three-fifths of this is expected to reverse over time.

The Group announced on 27 October 2003, and completed on 30 July 2004, the agreement to combine Brown & Williamson's (B&W) US domestic businesses with R.J. Reynolds (RJR) under Reynolds American Inc., a new holding company 58 per cent owned by RJR shareholders and 42 per cent by the Group, through B&W. The Group also sold Lane to Reynolds American for US$400 million in cash. This transaction gave rise to goodwill relating to the Group's investment in Reynolds American Inc. and a gain on the partial disposal of the US domestic businesses. The goodwill on the transaction is £1,285 million, with a gain on the partial disposal of £1,389 million included in the profit from operations for the year ended 31 December 2004.

The Group consolidated the results of B&W and Lane for the seven months to the end of July 2004, and from that date Reynolds American Inc. is accounted for as an associated company. In the six months to 30 June 2005, the Group's share of Reynolds American post tax profit was £114 million while in the six months to 30 June 2004 B&W and Lane contributed £987 million of revenue and £143 million of operating profit.

Excluding the Etinera, B&W and Lane operating profits, as well as restructuring costs, from the 2004 first half would result in an operating profit for 2004 of £1,124 million. On this basis, the operating profit for the first half of 2005 of £1,211 million, after excluding restructuring costs and the benefit from the change in terms of trade in Italy and from the disposal of brands, would represent growth of 8 per cent.

The Group ceased to be the controlling company of British American Racing (Holdings) Ltd. (BAR) on 7 December 2004 when BAR went into administration. The Group consequently ceased to consolidate BAR from that date. In January 2005, a joint venture between British American Tobacco and Honda Motor Co. Ltd. acquired the BAR business. As there is now shared control with Honda, BAR is equity accounted from January 2005.

RESTRUCTURING COSTS

During 2003, the Group commenced a detailed review of its manufacturing operations and organisational structure, including the initiative to reduce overheads and indirect costs. During 2004, announcements were made principally in respect of a reorganisation of the Group's business in Germany, the closing and downsizing of some factories and the integration of the Smoking Tobacco and Cigars operations with the cigarette businesses in Europe and the UK. The profit from operations for the year ended 31 December 2004 included a charge for restructurings of £206 million and for the six months to 30 June 2004 included £41 million.

Manufacturing rationalisation continued in 2005. Following the announcement in June that part of the UK production would be transferred overseas, in July the Group announced that its operating companies in the UK and Ireland were initiating consultations on proposals to cease manufacture and transfer production elsewhere. The restructuring costs of £42 million for the six months to 30 June 2005 principally comprise fixed asset impairment charges in respect of the UK operations. The impact of the current proposals would raise the restructuring charges in respect of the UK and Ireland operations to approximately £160 million and it is anticipated that the majority of this would be charged in 2005.

INVESTMENT COSTS WRITTEN OFF

Considering the uncertainty of the timetable and the significant hurdles in establishing a major strategic investment in China, in 2004 the Group decided to write off £50 million reflecting all costs previously capitalised in reaching that stage of the project.

GAINS ON DISPOSAL OF SUBSIDIARIES, NON-CURRENT INVESTMENTS AND BRANDS

In the year ended 31 December 2004, a gain on partial disposal of £1,389 million arose from the agreement to combine Brown & Williamson with R.J. Reynolds, with no gain on the disposal of Etinera, as described on page 24.

In 2004, the Group sold two non-current asset investments, its 20 per cent stake in Lakson Tobacco Company in Pakistan and Bolloré Investissement S.A. in France. The total proceeds were £66 million, resulting in a gain on disposal of £38 million included in other operating income in the profit from operations.

In April 2005, the Group sold to Gallaher Group plc its Benson & Hedges and Silk Cut trademarks in Malta and Cyprus, together with the Silk Cut trademark in Lithuania, resulting in a gain on disposal of £68 million included in other operating income in the profit from operations. The transactions are in accordance with contracts of 1993 and 1994 in which Gallaher agreed to acquire these trademarks in European Union states and the recent accession of Malta, Cyprus and Lithuania necessitated the sale.

NET FINANCE COSTS

Net finance costs comprise:

		6 months to		
		30.6.05		30.6.04
		£m		£m
Finance costs		(137)		(171)
Finance income		41		32
		-----		-----
		(96)		(139)
		=====		=====
Comprising:				
Interest payable		(183)		(181)
Interest and dividend income		54		44
Fair value changes - derivatives	(131)			
Exchange differences	164		(2)	
	----		---	
		33		(2)
		-----		-----
		(96)		(139)
		=====		=====

Net finance costs at £96 million were £43 million lower than last year principally reflecting the impact of derivatives and exchange differences under IFRS as described in (a) and (c) below, together with the benefit of the Group's cash flow since 30 June 2004 and interest rate movements.

The £33 million net gain (2004: £2 million loss) of fair value changes and exchange differences reflects:

(a) IAS39 requires all derivatives to be recognised at fair value in the accounts. This results in a £8 million benefit in the half year on applying fair values to derivatives which do not qualify for hedge accounting under IAS39. However, this is principally in respect of long term structural swaps as part of the Group's treasury management. While valuations under IAS39 will be subject to volatility over time, the intention is to hold the swaps to maturity.

(b) £8 million related to swaps where the corresponding amounts in 2004 were included in interest payable.

(c) £17 million (2004: £2 million loss) principally reflecting exchange differences which were included in reserve movements under UK GAAP.

Net finance costs under IFRS, especially with the implementation of IAS39, are potentially more volatile than under UK GAAP. As described on page 29, the Group will review the appropriate treatment of this volatility for the adjusted earnings per share calculations prior to publishing the first annual IFRS results for 2005.

ASSOCIATES

The share of post tax results of associates for the year ended 31 December 2004 is after restructuring costs, exceptional tax credits and impairment of brands and non-current investments.

Following the combination of Brown & Williamson with R.J. Reynolds as described on page 24, the new company Reynolds American incurred restructuring costs in integrating the two businesses. For the period to 31 December 2004 the Group's share of these amounted to £63 million (net of tax), mainly in relation to asset write downs and staff costs. The contribution from Reynolds American also included a £49 million (net of tax) impairment charge following the implementation of a review of brand strategies resulting from the combination of R.J. Reynolds and Brown & Williamson offset by a £49 million exceptional tax credit arising from tax recoveries.

In the six months to 30 June 2005, the contribution from ITC in India included a benefit of £26 million (net of tax), principally related to the write back of provisions for taxes partly offset by the impairment of a non-current investment.

TAXATION

The tax rates in the income statement of 26.1 per cent in 2005 and 33.2 per cent in 2004 are affected by the inclusion of the share of associates post tax profit in the Group's pre-tax results. The underlying tax rate for subsidiaries, adjusted to remove exceptional items as reflected in the adjusted earnings per share shown below, was 31.3 per cent in 2005 and 34.5 per cent in 2004, and the decrease reflects changes in the mix of profits. The charge relates to taxes payable overseas. On a similar basis the underlying tax rate for associates was 36.0 per cent in 2005 and 34.4 per cent in 2004 and the increase reflects the inclusion of the US tobacco business in associated companies following the Reynolds American transaction.

EARNINGS PER SHARE

Basic earnings per share are based on the profit for the period attributable to ordinary shareholders, after deducting the amortisation of discount on the convertible redeemable preference shares, and the average number of ordinary shares in issue during the period (excluding shares held to satisfy the Group's Employee Share Schemes).

For the calculation of the diluted earnings per share the average number of shares reflects the potential dilutive effect of employee share schemes and, up to their redemption on 3 June 2004, the convertible redeemable preference shares. The earnings are correspondingly adjusted to the amount of earnings prior to deducting the amortisation of discount on the convertible redeemable preference shares.

The earnings per share are based on:

	30.6.05		30.6.04		31.12.04	
	Earnings	Shares	Earnings	Shares	Earnings	Shares
	£m	m	£m	m	£m	m
Basic	938	2,109	696	2,048	2,821	2,088
Diluted	938	2,125	704	2,167	2,829	2,156

The earnings have been distorted by exceptional items and to illustrate the impact of these distortions, the adjusted diluted earnings per share are shown below:

	Diluted earnings per share		
	6 months to		Year to
	30.6.05	30.6.04	31.12.04
	pence	pence	pence
Unadjusted earnings per share	44.14	32.49	131.22
Effect of restructuring costs	1.93	1.38	9.32
Investment costs written off			2.32
Effect of disposal of subsidiaries, non-current investments and brands	(3.20)		(66.33)
Effect of exceptional tax credits and impairments in associated companies	(1.22)		
Adjusted earnings per share	41.65	33.87	76.53
Adjusted earnings per share are based on			
- adjusted earnings (£m)	885	734	1,650
- shares (m)	2,125	2,167	2,156

Similar types of adjustments would apply to basic earnings per share. For the six months to 30 June 2005, basic earnings per share on an adjusted basis would be 41.96p (2004: 35.43p) compared to unadjusted amounts of 44.48p (2004: 33.98p).

IFRS requires fair value changes for derivatives, which do not meet the tests for hedge accounting under IAS39, to be included in the income statement. In addition, certain exchange differences included in reserve movements under UK GAAP, are required to be included in the income statement under current IFRS. As both these items are particularly subject to exchange rate movements in a period, they can be a volatile element of reported income, and especially of net finance costs, and one which does not always reflect an economic gain or loss for the Group. Subject to further developments in IFRS during 2005, including interpretations of IFRS and best practice in reporting IFRS results, the Group will review the appropriate treatment of these in the adjusted earnings per share calculations prior to publishing the first annual IFRS results for 2005.

a) Cash generated from operations

	6 months to 30.6.05 £m	6 months to 30.6.04 £m	Year to 31.12.04 £m
Profit before taxation	1,353	1,159	3,632
Share of post tax results of associates	(196)	(52)	(126)
Net finance costs	96	139	254
Gains on disposal of subsidiaries, non-current investments and brands	(68)		(1,427)
Depreciation and impairment of property, plant and equipment	175	150	332
Amortisation and impairment of intangible assets	14	15	43
(Increase)/decrease in inventories	(158)	(102)	45
(Increase)/decrease in trade and other receivables	(62)	163	52
Increase/(decrease) in trade and other payables	152	2	(30)
(Decrease) in net retirement benefit liabilities	(46)	(105)	(93)
(Decrease) in other provisions for liabilities and charges	(82)	(41)	(96)
Other	12	18	16
	1,190	1,346	2,602

b) Investing and financing activities

Interest and dividends received include dividends received of £1 million for the six months to 30 June 2005 (30 June 2004: £1 million - 31 December 2004: £4 million).

Purchases and sales of intangible assets include £76 million of sales proceeds for the six months to 30 June 2005.

Purchases and sales of investments (which comprise available-for-sale investments and loans and receivables) include movements on current investments of £1 million for the six months to 30 June 2005 (30 June 2004: £(6) million - 31 December 2004: £22 million) and £8 million sales proceeds of non-current investments for the six months to 30 June 2005 (30 June 2004: £2 million sales proceeds - 31 December 2004 £70 million sales proceeds less purchases of £12 million).

Sales of subsidiaries for the six months to 30 June 2005 and the year to 31 December 2004 are both shown net of £3 million for the purchase of subsidiaries.

During the six months to 30 June 2005, a US$400 million Eurobond was repaid and a Euro 750 million Eurobond with a 2012 maturity was issued.

The movement relating to derivative financial instruments is in respect of derivatives taken out to hedge cash and cash equivalents and external borrowings, derivatives taken out to hedge inter company loans and derivatives treated as net investment hedges. Derivatives taken out as cash flow hedges in respect of financing activities are also included in the movement relating to derivative financial instruments, while other such derivatives in respect of operating and investing activities are reflected along with the underlying transactions.

Purchase of own shares include the buy-back programme as described on page 33, together with purchases of shares held in employee share schemes (30 June 2005: £47 million - 30 June 2004: £68 million - 31 December 2004: £76 million).

Dividends paid for the six months to 30 June 2005 include £617 million of dividends to Group shareholders and £79 million to minority shareholders (30 June 2004: £585 million and £58 million respectively - 31 December 2004: £856 million and £123 million respectively).

c) Net cash and cash equivalents in the cash flow statement comprise:

	30.6.05	1.1.05 (IAS39)	31.12.04
	£m	£m	£m
Cash and cash equivalents per balance sheet	1,860	1,854	1,851
Less accrued interest	(1)	(3)	
Overdrafts	(72)	(121)	(121)
	1,787	1,730	1,730

DIVIDENDS

The Directors have declared an interim dividend out of the profit for the six months to 30 June 2005, for payment on 14 September 2005, at the rate of 14.0p per share. This interim dividend amounts to £292 million. The comparative dividend for the six months to 30 June 2004 of 12.7p per share amounted to £271 million. Valid transfers received by the Registrar of the Company up to 5 August 2005 will be in time to rank for payment of the interim dividend.

In accordance with IFRS the interim dividend will be charged in the Group results for the third quarter. The results for the six months to 30 June 2005 include the final dividend paid in respect of the year ended 31 December 2004 of 29.2p per share amounting to £617 million (30 June 2004: 27.0p amounting to £585 million).

SHAREHOLDERS' FUNDS

	30.6.05 £m	30.6.04 £m	31.12.04 £m
Share capital	529	541	535
Share premium account	42	36	37
Capital redemption reserve	78	66	72
Merger reserves	3,748	3,748	3,748
Currency translation reserve	96	(103)	50
Cash flow hedging reserve	(2)		
Available-for-sale investments reserve	15		
Other reserves	573	573	573
Profit and loss account	917	(768)	904
after deducting: cost of own shares held in Employee Share Ownership Trusts	(193)	(213)	(190)
Total shareholders' funds	5,996	4,093	5,919

The cash flow hedging reserve balance reflects the adjustment on transition to IAS39 of £(26) million and £24 million of changes in the six months to 30 June 2005, comprising net fair value gains of £17 million and £7 million reclassified to the income statement.

CONTINGENT LIABILITIES

As noted in the Report and Accounts for the year ended 31 December 2004, there are contingent liabilities in respect of litigation, overseas taxes and guarantees in various countries.

Group companies, as well as other leading cigarette manufacturers, are defendants in a number of product liability cases. In a number of these cases, the amounts of compensatory and punitive damages sought are significant. At least in the aggregate and despite the quality of defences available to the Group, it is not impossible that the results of operations or cash flows of the Group in particular quarterly or annual periods could be materially affected by this.

Having regard to these matters, the Directors (i) do not consider it appropriate to make any provision in respect of any pending litigation and (ii) do not believe that the ultimate outcome of this litigation will significantly impair the financial condition of the Group.

SHARE BUY-BACK PROGRAMME

The Group initiated an on-market share buy-back programme at the end of February 2003. During the six months to 30 June 2005, 25 million shares were bought at a cost of £264 million (30 June 2004: £280 million).

During the year to 31 December 2004, 59 million shares were bought at a cost of £492 million.

******

Copies of this Report will be posted to shareholders and may also be obtained during normal business hours from the Company's Registered Office at Globe House, 4 Temple Place, London WC2R 2PG.

Alan F Porter
Secretary
28 July 2005